July 25, 2018

VIA EDGAR CORRESPONDENCE

Mr. Sonny Oh, Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Comments to State Farm Variable Product Trust Preliminary Proxy Statement

Dear Mr. Oh:

On June 6, 2018, State Farm Variable Product Trust (the “Trust”), an investment company registered under the Investment Company Act of 1940 that includes nine separate series, filed a preliminary Proxy Statement with the U.S. Securities and Exchange Commission (the “Commission”). The Trust’s Securities Act file number is 333-22467 and its Investment Company Act file number is 811-08073. The purpose of the Proxy Statement is to ask shareholders of the Trust’s Large Cap Equity Fund, Small/Mid Cap Equity Fund and International Equity Fund (each, a “Liquidating Fund” and together, the “Liquidating Funds”) to approve a Plan of Substitution pursuant to which (i) the liquidating distributions from the Liquidating Funds will be invested in the State Farm Variable Product Trust Money Market Fund (the “Substitute Fund”) and (ii) shares of beneficial interest in the Liquidating Funds will be substituted for shares of beneficial interest in the Substitute Fund under variable universal life insurance contracts and variable deferred annuity contracts issued by State Farm Life Insurance Company and State Farm Life & Accident Assurance Company.

On behalf of the Commission’s Staff, you provided comments regarding the preliminary Proxy Statement in a phone call to me on June 15, 2018. The Trust responded to those comments in a letter to the Commission Staff filed via EDGAR correspondence on July 10, 2018. On July 12, 2018 you provided comments to the Trust’s response letter and additional comments to the Trust’s preliminary Proxy Statement. This letter reflects the Trust’s responses to the Commission Staff’s comments on July 12, 2018. Below I describe the Commission Staff’s comments and the Trust’s response to each comment. Terms not otherwise defined herein have the meanings ascribed to them in the Proxy Statement.

Comment #1 – When defining the term “Substitute Fund,” use the full name of the Substitute Fund.

Response #1 – Agreed. The State Farm Variable Product Trust Money Market Fund has been defined as the “Substitute Fund” in the Contract owners’ letter, the Questions and Answers (Q&A #4) and on page 2 of the revised Proxy Statement. For clarity, in certain portions of the above-referenced documents, the Trust continues to refer to the State Farm Variable Product Trust Money Market Fund as the “Money Market Fund” rather than as the “Substitute Fund.”

Comment #2 – The Trust should consider not using both “Substitute Fund” and “Money Market Fund” to refer to the State Farm Variable Product Trust Money Market Fund.

Response #2 – Disagree. The Trust believes it is useful to refer to the State Farm Variable Product Trust Money Market Fund as the “Money Market Fund” when discussing characteristics of money market funds or when discussing the Money Market Fund’s potential reorganization into the BlackRock Government Money Market V.I. Fund. The Trust believes it is useful to refer to the State Farm Variable Product Trust Money Market Fund as the “Substitute Fund” when discussing the role of the fund in the Plan of Substitution.

Comment #3 – Confirm that a Contract owner may provide voting instructions for shares of a Liquidating Fund attributable to that Contract owner, including fractional shares.

Response #3 – Confirmed. A Contract owner’s interest in a Liquidating Fund can be expressed either as representing a number shares or as representing an aggregate net asset value, but either way the Contract owner’s relative voting power is the same. In explaining a Contract owner’s voting power, page 25 of the revised Proxy Statement under the heading “Voting Requirements” indicates that “[f]or each Liquidating Fund in which you are invested as of the Record Date, you are entitled to instruct the Insurance Company that issued your Contract as to the manner in which shares of the Trust attributable to your Contract, including fractional shares, should be voted.”

Comment #4 – On page 2 of the revised Proxy Statement replace the chart in the middle of the page with a table listing each Proposal.

Response #4 – Agreed. The Trust has replaced the chart in the middle of page 2 of the revised Proxy Statement with a table listing each Proposal.

Comment #5 – Page 3 of the revised Proxy Statement under the heading “Substitution Expenses” indicates that each Liquidating Fund will bear the transaction costs (e.g., commissions) associated with the liquidation of the Liquidating Fund’s securities. Indicate in the Proxy Statement the amount of the anticipated transaction costs both on an aggregate basis and on a per-share basis.

Response #5 – Agreed. In the revised Proxy Statement the Trust has modified the paragraph regarding Substitution Expenses to include the amended language and the requested table as reflected below. As part of the amendment to the paragraph, the Trust removed language regarding transaction costs incurred in connection with new investment in the Substitute Fund because there are no explicit transaction costs related to purchasing portfolio securities for the State Farm Variable Product Trust Money Market Fund. The securities owned by the State Farm Variable Product Trust Money Market Fund are purchased from dealers that earn their revenue through a markup to the securities:

Substitution Expenses. The expenses incurred in connection with implementing the Plan, including legal and accounting services, proxy costs (filing, printing, mailing and tabulation), and variable product costs (filing, printing and mailing) will be borne by the Insurance Companies, SFIMC and their affiliates (other than the Trust); provided, however, that each Liquidating Fund will bear the transaction costs (e.g., commissions) associated with the liquidation of the Liquidating Fund’s securities. SFIMC estimates that the transaction costs to liquidate the Liquidating Funds will equal the following amounts in the aggregate and on a per share basis:

Liquidating Fund	Estimated Aggregate Transaction Costs to Liquidate the Fund	Estimated Transaction Costs on a Per Share Basis to Liquidate the Fund
State Farm Variable Product Trust Large Cap Equity Fund	$14,266	$0.002436
State Farm Variable Product Trust Small/Mid Cap Equity Fund	$32,575	$0.005414
State Farm Variable Product Trust International Equity Fund	$16,137	$0.003814

Such transaction costs, which will arise before the Substitution, would have the effect of reducing the account values of Contract owners who are invested in a Liquidating Fund at the times such costs arise. As a result, Contract owners may incur lower expenses and realize higher account values by transferring account value from a subaccount investing in a Liquidating Fund to another subaccount before the Substitution. The Insurance Companies and SFIMC estimate that the cost that they will incur in connection with the liquidation of the Liquidating Funds and the approval of the Plan will be approximately $53,000.

Comment 6 – In the paragraph on page 3 of the revised Proxy Statement discussing Substitution Expenses explain to Contract owners that they may incur lower expenses and realize higher Contract account values by transferring account value from a subaccount investing in a Liquidating Fund to another subaccount before the Substitution.

Response 6 – Agreed. See response to Comment #5 above.

Comment 7 – The Trust includes tables in the proxy statement comparing the annual fund operating expenses of each Liquidating Fund, the Substitute Fund and the BlackRock Government Money Market V.I. Fund. The Trust should follow the instructions to Form N-1A regarding when it may reflect fee waivers and/or expense reimbursements and total annual fund operating expenses after fee waivers and/or expense reimbursements in the tables.

Instruction 3(e) to Item 3 of Form N-1A indicates that if there are expense reimbursement or fee waiver arrangements that will reduce any Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement, a Fund may add two captions to the table: one caption showing the amount of the expense reimbursement or fee waiver, and the second caption showing the Fund’s net expenses after subtracting the fee reimbursement or expense waiver from the total fund operating expenses.

Response 7 – Agreed. Because the expense reimbursement arrangements applicable to the State Farm Variable Product Trust Small/Mid Cap Equity Fund and to the BlackRock Government Money Market V.I. Fund only extend until April 30, 2019, the Trust has eliminated from the fee tables in the revised Proxy Statement the presentation of fee waivers and/or expense reimbursement and total annual fund operating expenses after fee waiver and/or expense reimbursements.

Comment 8 – The Trust’s International Equity Fund is subject to the names rule, 17 C.F.R. § 270.35d–1, which provides that for purposes of section 35(d) of the Investment Company Act of 1940, a materially deceptive and misleading name of a fund includes names suggesting investment in certain countries or geographic regions unless the Fund has adopted a policy to invest, under normal circumstances, at least 80% of the value of its assets in investments that are tied economically to the particular country or geographic region suggested by its name. The Trust’ International Equity Fund should consider how it can comply with 17 C.F.R. § 270.35d–1.

Response 8 – Agreed. The Trust’s International Equity Fund has not adopted a policy to invest, under normal circumstances, at least 80% of the value of its assets in investments that are tied economically to the geographic region suggested by its name. The reason the Trust’s International Equity Fund has not adopted such a policy is because the adopting release for 17 C.F.R. § 270.35d–1 (66 FR 8509-01, Release No. IC-24828; File No. S7-11-97 February 1, 2001) provided in footnote 42:

The term “foreign” indicates investments that are tied economically to countries outside the United States, and an investment company that uses this term would be subject to the 80% requirement. The terms “international” and “global,” however, connote diversification among investments in a number of different countries throughout the world, and “international” and “global” funds will not be subject to the rule. We would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world. See Proposing Release, supra note 7, at 10960 n.38 and accompanying text (“The Division no longer distinguishes the terms ‘global’ and ‘international.”’ [Emphasis added by underlining].

Through the Commission Staff’s comment, the Trust understands that the Commission Staff does not agree with the statement in footnote 42 to the Adopting Release that international funds will not be subject to the rule.

Subject to approval of the Plan of Substitution at the September 14, 2018 special shareholder meeting, the International Equity Fund will liquidate on October 18, 2018 or shortly thereafter. Given these circumstances the Trust’s International Equity Fund does not believe it is reasonable to adopt an investment restriction that will be effective from its adoption until October 18, 2018 or shortly thereafter. If the Trust’s International Equity Fund is not liquidated as planned, the Trust’s International Equity Fund will adopt an investment restriction that satisfies 17 C.F.R. § 270.35d–1.

The Trust’s Annual Report dated December 31, 2017 identifies that 97.25% of the International Equity Fund was invested in stocks. Of those investments, 7.17% represented stocks of companies located in the United States. More than 90% of the International Equity Fund’s assets were invested in stocks of companies located outside the United States. Although the Trust’s International Equity Fund does not have an investment policy that satisfies 17 C.F.R. § 270.35d–1, the Trust’s International Equity Fund invests its assets in a manner that would be compliant with such an investment restriction.

Comment 9 – There is a discussion of the potential for adjournment of the Meeting on page 26 of the revised Proxy Statement. Would voting on adjournment occur separately for each Liquidating Fund or would all three Liquidating Funds vote together in deciding whether to approve an adjournment of the Meeting?

Response 9 – One Meeting of shareholders of the Liquidating Funds is planned to be held on September 14, 2018 to address the three Proposals. The Trust is not convening three separate meetings each of which is designed to address a single proposal. Therefore, the voting securities of all three Liquidating Funds would vote together in determining whether to adjourn the Meeting.

In the paragraph labeled “Quorum and Adjournment” on page 26 of the revised Proxy Statement there is a statement indicating, “[a]t least 30% of the shares of the Trust entitled to vote at the Meeting, represented in person or by proxy, will constitute a quorum of shareholders at the Meeting for purposes of voting on the Proposals.” The presence of a quorum is measured as 30% of the shares of the Trust entitled to vote at the Meeting. Because the measurement of a quorum refers to shares of the Trust entitled to vote at the Meeting and shares of all 3 Liquidating Funds are entitled to vote at the Meeting, it is logical to include all the shares of the Liquidating Funds in determining whether to adjourn the Meeting.

Because State Farm Life Insurance Company and State Farm Life & Accident Assurance Company own 100% of the shares issued by the Liquidating Funds, it is very unlikely that there will be a vote taken regarding adjournment of the Meeting. As stated on page 26 of the revised Proxy Statement after the heading “Quorum and Adjournment,” “[i]t is expected that the presence at the Meeting of the Insurance Companies will be sufficient to constitute a quorum.”

Comment 10 – On page 26 of the revised Proxy Statement under the heading “Abstentions and Broker Non-Votes” there is a statement that “[i]n tallying shareholder votes, abstentions are counted for purposes of determining whether a quorum is present for a meeting but are not counted as voting instructions in favor of the Proposals.” Because abstentions are not counted as voting instructions in favor of the Proposals, the Trust should consider indicating that abstentions have the same effect as a vote against the Proposals.

Response 10 – Agreed. In the paragraph headed “Abstentions and Broker Non-Votes” there is a new sentence added in the revised Proxy Statement indicating that, “Effectively abstentions amount to a vote against the Proposals.”

Should you have any questions or need additional information, please give me a call.

Sincerely,

David M. Moore
Assistant Secretary
State Farm Variable Product Trust
(309) 766-1908